FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Software to Partner with Astadia

PRESS RELEASE

Magic Software to Partner with Astadia

Collaboration combines Magic Software’s iBOLT business integration platform with

Astadia’s business consulting to deliver success for salesforce.com customers worldwide

Or Yehuda, Israel, December 8, 2009 -- Magic Software Enterprises Ltd. (NASDAQ: MGIC), a provider of application platforms and business and process integration solutions, today announced that its UK subsidiary, Magic Software Enterprises (UK) Ltd., is collaborating with Astadia, a global leader in technology enabled business consulting and a leading salesforce.com partner.

Astadia will incorporate Magic Software’s iBOLT business integration suite into their solutions portfolio. Magic Software will also extend its integration offering to Astadia’s customers.

David Woodhead, Astadia, EMEA General Manager, explains: “iBOLT is a fast and simple way to integrate Salesforce CRM into an enterprise environment. Since the solution is intuitive, wizard-based, and code-free, Astadia can spend more time delivering value to clients with improved business processes.”

“We are extremely pleased to work with Astadia,” said David Akka, Magic Software’s Managing Director for the UK, Eire & Nordics. “Astadia is one of the leading salesforce.com implementation partners, so by working together we can improve the entire experience for customers, helping them to rapidly and easily integrate their Salesforce CRM deployment with their existing on-premise and on-demand applications. Our first joint project has already been signed, and we have already begun work on a number of other ones.”

Both Magic Software UK and Astadia participate in the Salesforce.com Foundation’s "Power of Us" Partner Program, which enables organizations to donate time, equity and products to non-profits that need their expertise.

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About iBOLT

iBOLT is a code-free business and process integration suite enabling organizations to synchronize the data between diverse applications. It contains a comprehensive library of adapters, wizards, services and methods, based upon 25 years of Magic Software’s development experience. It allows users to create both simple and complex business processes by dragging, dropping and configuring desired components rather than working through pages of hard code.

iBOLT enhances business workflows, automates manual processes and provides decision makers with a real-time view of their business activity.

iBOLT integrates and synchronizes Salesforce CRM data with other on-demand and on-premise applications in the enterprise. It enables organizations to view an accurate and real-time picture of their corporate information and eliminates the need to manually update on-premise systems when changes occur in Salesforce CRM.

The iBOLT product range includes special editions designed to extend the capabilities of some of the most commonly used ERP and CRM systems including SAP, JDE Connect, IBM i (and AS/400 applications), Lotus Notes and HL7.

About Astadia

Astadia is a global leader in technology-enabled business consulting, focused on Cloud Computing and SaaS technologies. It is one of the top salesforce.com partners by projects delivered, certified consultants, and customer satisfaction.

Astadia’s proven methodologies analyze business challenges and document clear, effective solutions that lead to improved customer relations and tangible business results. The company’s four practice areas are: Sales acceleration, Marketing acceleration, Customer Service and Support, and Cloud transformation/Application Rationalization for IT.

Astadia’s certified technology experts have delivered solutions in more than 30 countries, and operate offices in the U.S., Europe and Asia. Its technology partners include salesforce.com, Google, Eloqua, and many more. Founded in 2002 and backed by Kodiak Venture Partners and North Atlantic Capital, Astadia offers a comprehensive resource for the latest in Cloud technology at www.astadia.com.

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About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of multiple-mode application platform solutions – including Full Client, Rich Internet Applications (RIA) or Software-as-a-Service (SaaS) modes - and business and process integration solutions.  Magic Software has offices in 10 countries and a presence in over 50, as well as a global network of ISV’s, system integrators, value-added distributors and resellers, and consulting and OEM partners.  The company’s award-winning code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities.  Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information about Magic Software and its products and services, visit www.magicsoftware.com, and for more about our industry related news, business issues and trends, read the Magic Software Blog.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

For more media information, please contact:

USA

UK

Others

Cathy Caldeira

Ranbir Sahota

Arita Mattsoff

Metis Communications

Vitis PR Agency

Magic Software

Tel: +1-617-236-0500

Tel: +44 (0)121 242 8048

Tel. +972 (0)3 538 9292

Email: magicsoftware@metiscomm.com

Email: ranbir@vitispr.com

Email: arita@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2009	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1	Magic Software to Partner with Astadia

Exhibit 10.1